UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             Information to be Included in Statements Filed Pursuant
           to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
                           Pursuant to Rule 13d-2 (b)

                               (Amendment No. 11)


                                West Marine, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   954235 10 7
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |X|      Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act
(however, see the Notes).

------------------------------------------------------------------------------
             Names of Reporting Persons
1            I.R.S. Identification Nos. of Above Persons (Entities Only)

             Randolph K. Repass
------------------------------------------------------------------------------
             Check the Appropriate Box if a Member of a Group* (a) |_|
2                                                              (b) |_|
------------------------------------------------------------------------------
             SEC Use Only
3
------------------------------------------------------------------------------
             Citizenship or Place of Organization
4
             USA
------------------------------------------------------------------------------
                                            Sole Voting Power
              Number of         5
              Shares                        6,210,158
              Beneficially   -------------------------------------------------
              Owned by                      Shared Voting Power
              Each              6
              Reporting                     254,600
              Person         -------------------------------------------------
              With:                         Sole Dispositive Power
                                7
                                            6,210,158
                             -------------------------------------------------
                                            Shared Dispositive Power
                                8
                                            254,600
------------------------------------------------------------------------------

             Aggregate Amount Beneficially Owned by Each Reporting Person
9
             6,464,758  (See Item 6)
------------ -----------------------------------------------------------------
             Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10                                                                        |_|
------------ -----------------------------------------------------------------
             Percent of Class Represented by Amount in Row (9)
11
             Approximately 32.1% (based on the 20,130,053 shares of common stock outstanding as of January 3, 2004)
------------ -----------------------------------------------------------------
             Type of Reporting Person*
12
             IN
------------ -----------------------------------------------------------------
                            * See instructions.

------------------------------------------------------------------------------
Item 1(a).         Name of Issuer:
                   West Marine, Inc.
------------------------------------------------------------------------------
Item 1(b).         Address of Issuer's Principal Executive Offices:
                   500 Westridge Drive, Watsonville, CA 95076-4100
------------------------------------------------------------------------------
Item 2(a).         Name of Person Filing:
                   Randolph K. Repass
------------------------------------------------------------------------------
Item 2(b).         Address of Principal Business Office or, if none, Residence:
                   500 Westridge Drive, Watsonville, CA 95076-4100
------------------------------------------------------------------------------
Item 2(c).         Citizenship:
                   USA
------------------------------------------------------------------------------
Item 2(d).         Title of Class of Securities:
                   Common Stock
------------------------------------------------------------------------------
Item 2(e).        CUSIP Number:
                  954235 10 7
------------------------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

   (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act.

   (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

   (c)  |_| Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

   (d) |_| Investment company registered under Section 8 of the Investment Company Act.

   (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

   (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

   (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

   (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13(d)-1(c), check this box.   |_|

Item 4.  Ownership.

    (a)  Amount beneficially owned:
         6,464,758 shares (See Item 6)
         --------------------------------------------------------------------
    (b)  Percent of class:

         Approximately 32.1% (based on the 20,130,053 shares of common stock outstanding as of January 3, 2004)
         --------------------------------------------------------------------
    (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote           6,210,158
                                                          -------------------
         (ii)  Shared power to vote or to direct the vote           254,600
                                                          -------------------
         (iii) Sole power to dispose or to direct the
               disposition of                                     6,210,158
                                                          -------------------
         (iv)  Shared power to dispose or to direct the
               disposition of                                       254,600
                                                          -------------------

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Of the 6,464,758 shares shown as beneficially owned by Mr. Repass,
         (a) 6,004,158 are held in the name of Randy Repass, TTEE Randolph K. Repass 1996 Revocable Trust dated June 25, 1996, (b) 185,900 are held in the name of Repass-Rodgers Family Foundation, Inc., (c) 20,100 shares are held by his minor son, (d) 248,600 shares are held in the name of his wife and (e) 6,000 shares are subject to a right to acquire within 60 days by exercise of options granted to his wife.
         Mr. Repass disclaims beneficial ownership of the shares and options to purchase shares held by his wife. The Repass-Rodgers Family Foundation is a corporation organized under Section 501(c)(3)of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution Group.

         Not applicable.

Item. 10. Certification.

         Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 13, 2004
                                     ----------------------------------
                                                  (Date)


                                          /s/ Randolph K. Repass
                                    -----------------------------------
                                                (Signature)


                                              Randolph K. Repass
                                    -----------------------------------
                                                 (Name/Title)